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www.dechert.com

STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

August 12, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 14

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Karen Rossotto of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 14 to the Registrant’s registration statement on Form N-1A. PEA No. 14 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor International Compounders ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 14.

COMMENT 1:	(Prospectus—Fund Summary—Fees and Expenses of the Fund) Please provide the Staff with a completed fee table and expense example prior to the effective date of the registration statement.

Response:	The “Annual Fund Operating Expenses” and “Expense Example” tables for the Fund have been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus. The completed tables are set forth in Appendix below.

August 12, 2022 Page 2

COMMENT 2:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states “the Fund invests primarily in equity securities of non-U.S. companies, including those located in emerging market countries.” Please define “non-U.S. companies” in the “Principal Investment Strategy” or “Additional Information about the Fund’s Investments” section, indicating in particular how the Fund determines that a company is economically tied to a country other than the U.S.

Please also clarify what investing “primarily” means in this context.

Response:

The Fund defines “non-U.S. companies” to mean foreign or emerging markets companies. The Fund’s “Additional Information about the Fund’s Investments—Foreign Securities” section includes the following disclosure regarding the method used by the Subadviser to determine whether an issuer is “economically tied” to a specific foreign or emerging markets country:

In the case of non-governmental issuers, the Subadviser may consider an issuer to be foreign or emerging market issuer if:

•   the company has been classified by MSCI, FTSE, or S&P indices as a foreign or emerging market issuer;

•   the equity securities of the company principally trade on stock exchanges in one or more foreign or emerging market countries;

•   a company derives a substantial portion of its total revenue from goods produced, sales made or services performed in one or more foreign or emerging market countries or a substantial portion of its assets are located in one or more foreign or emerging market countries;

•   the company is organized under the laws of a foreign or emerging market country or its principal executive offices are located in a foreign or emerging market country; and/or

•   such Subadviser otherwise determines an issuer to be a foreign or emerging markets issuer in its discretion based on any other factors relevant to a particular issuer.

The Registrant respectfully believes the existing disclosure is adequate to provide shareholders with sufficient information regarding how the

August 12, 2022 Page 3

Subadviser determines what issuers are considered to be “non-U.S.” issuers. Accordingly, the Registrant decline to revise the disclosure in response to this comment.

Additionally, consistent with industry practice, the Registrant interprets “primarily” to mean 65% of the Fund’s assets.

COMMENT 3:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states “[t]he Subadviser also may consider selling a security if alternative investment ideas have been developed and in order to meet redemption requests.” Please consider revising the sentence to an active voice.

Response:	The Registrant has revised the disclosure in response to this comment, as set forth in the below Appendix.

COMMENT 4:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states in the Subadviser’s view, a company is a “compounder” if “it is expected to experience sustainable growth and compound its earnings over the long-term.” Please specify what “long-term” means in this context.

Response:	The Subadviser interprets “long-term” to mean generally five years or more. The Registrant has revised the disclosure in response to this comment, as set forth in the below Appendix.

COMMENT 5:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states, “[t]he Subadviser aims to construct a portfolio of companies exposed to diverse structural growth themes.” Please provide an example of “diverse structural growth themes.”

Response:	The particular structural themes are based on the market environment and can vary over time. For example, current structural themes include cloud computing and advanced manufacturing. Given that the Fund is not intended to provide exposure to a particular theme, but rather themes the Subadviser identifies over time in accordance with its investment process, the Registrant does not believe additional disclosure is necessary.

August 12, 2022 Page 4

COMMENT 6:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states that the investment process “may result in more substantial investments in particular countries, regions or sectors.” If the Fund anticipates a country/region focus, please add Item 4 disclosure.

Response:	The Fund does not anticipate a specific country/region focus. As a result, no additional disclosure has been added.

COMMENT 7:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states, “[t]he Subadviser’s approach is based on fundamental research informed by visiting companies, participating in investment workshops and seminars, generating proprietary research and reviewing third-party research. The Subadviser’s fundamental evaluation of stocks is dependent on a combination of factors, including risk return considerations, market sentiment and economic data.” Please clarify whether the foregoing approach and evaluation process are limited to the Subadviser’s assessment of the ESG factors.

Response:	The foregoing approach and evaluation process is not limited to the Subadviser’s assessment of ESG factors, but rather used for portfolio selection. The Registrant has revised the disclosure in response to this comment, as set forth in the below Appendix.

COMMENT 8:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states that the Subadviser “seeks to identify sustainable growth companies that follow good business practices.” Please clarify if the Fund can invest in a company that the Fund expects not to follow “good business practices.” Please also describe what “good business practices” means and how this definition aligns with environmental, social and governance (“ESG”) considerations. Please also disclose how the Subadviser determines that a company follows these practices (for example, through qualitative due diligence or some other method). Please disclose what “key ESG considerations” might be.

August 12, 2022 Page 5

Response:

The Fund’s Principal Investment Strategy is to invest principally in the common stock of companies with market capitalizations of at least $5 billion at the time of acquisition that are identified as “compounders” by the Subadviser. A company is considered a “compounder” if, in the Subadviser’s view, it is expected to experience sustainable growth and compound its earnings over the long-term. The Subadviser’s assessment of a company’s business practices includes a consideration of ESG factors and is one component of its evaluation of whether a company would be considered a “compounder.” Accordingly, this assessment applies to all Fund investments.

In the Subadviser’s view, “good business practices” involve strong corporate governance practices and ethics, laying the foundation for a sustainable business model. The Subadviser’s assessment is based on its internal research as well as third-party data. The Registrant has revised the disclosure in response to this comment, as set forth in the below Appendix.

As disclosed, key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the business of each issuer. Accordingly, the Registrant respectfully declines to add disclosure regarding specific key ESG considerations.

COMMENT 9:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states that the Subadviser’s approach is in part based on fundamental research informed by “generating proprietary research and reviewing third-party research.” Please clarify whether this refers to the Fund’s overall approach or the approach to ESG. If third-party research is used for ESG purposes, please identify the provider.

Response:

The portion of the Fund’s Principal Investment Strategy included in the comment refers to the Fund’s overall investment approach.

The Subadviser may use third-party ESG information. However, the Registrant respectfully declines to further revise the disclosure. The Registrant notes that it does not include disclosure about all of the sources of information that the Subadviser uses and inclusion of such detail here would place undue importance on the Subadviser’s consideration of ESG factors.

August 12, 2022 Page 6

COMMENT 10:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states that the Fund may invest in “other securities that are convertible into securities of foreign issuer.” Please specify these “other securities.”

Response:	The Registrant has revised the disclosure in response to this comment to remove the reference to “other securities.”

COMMENT 11:

(Prospectus—Fund Summary—Principal Risks)

The Fund’s Principal Risks section states “However, given that shares can only be purchased and redeemed in Creation Units, and only to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Adviser believes that large discounts or premiums to the net asset value of shares should not be sustained.” Please revise for clarity.

Response:	The Registrant has revised the disclosure in response to this comment, as set forth in the below Appendix.

COMMENT 12:

(Prospectus—Fund Summary—Principal Risks)

Please consider including specific risk disclosures that reflect the current market condition (e.g., COVID-19, the war in Ukraine, China-related risk) in the Principal Risks section.

Response:	The Fund’s Principal Risks section already includes disclosure regarding market risk, which states: “[e]vents such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.” The Registrant believes this disclosure is sufficient to address the risks noted in the comment. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

August 12, 2022 Page 7

COMMENT 13:

(Prospectus—Fund Summary—Principal Risks)

Under “New Fund Risk,” it states that the Board of Trustees may determine to liquidate a Fund at any time. Please disclose if shareholders will be given notice in that situation.

Response:	Pursuant to Harbor ETF Trust’s Declaration of Trust, if the Trustees of the Trust vote to terminate the Fund without consent of shareholders, the Trustees will provide written notice to the shareholders of the termination. The Registrant does not believe it is necessary to disclose that notice will be provided.

COMMENT 14:

(Prospectus—Fund Summary—Performance)

In accordance with Form N-1A, please include a statement to the effect that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future in the Fund Summary—Performance section.

Response:	The “Fund Summary—Performance” section has been revised in response to this comment.

COMMENT 15:

(Prospectus—Additional Information about the Fund’s Investments—Investment Objective)

The Fund’s Investment Objective section states that the Fund’s investment objective can change “without shareholder approval.” Please clarify whether the shareholders will receive any notice after a change in the Fund’s investment objective.

Response:	The Registrant confirms that shareholders will be notified of changes to the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval, but does not require disclosure of the notice to be provided to shareholders. Accordingly, the Registrant has not revised the disclosure in response to this comment.

August 12, 2022 Page 8

COMMENT 16:

(Prospectus—Additional Information about the Fund’s Investments—Principal Investments)

Under “Foreign Securities,” it indicates that the Subadviser may consider an issuer to be a foreign or emerging market issuer if, among other things: (1) “a company derives a substantial portion of its total revenue from goods produced, sales made or services performed in one or more foreign or emerging market countries or a substantial portion of its assets are located in one or more foreign or emerging market countries” or (2) “such Subadviser otherwise determines an issuer to be a foreign or emerging markets issuer in its discretion based on any other factors relevant to a particular issuer.” Please clarify what “substantial portion” means and confirm that, in the case of (2), the Subadviser’s analysis will determine if the issuer is economically tied to a particular country.

Response:	The Registrant does not apply a specific percentage to the “substantial portion” tests. Rather, an analysis is undertaken based on the facts and circumstances to determine whether a company’s source of revenues or location of assets indicates an economic tie to a particular country. The Registrant confirms that the disclosure noted above reflects the Subadviser’s process for determining whether an issuer is economically tied to a particular country.

COMMENT 17:

(Prospectus—Additional Information about the Fund’s Investments—Principal Investments)

The Fund’s Emerging Markets section states “the Fund may invest in eligible securities, such as China A-Shares, that are listed and traded on the Shanghai and Shenzhen Stock Exchanges through the China–Hong Kong Stock Connect program.” If the Fund will invest in such securities as a principal investment strategy, please include strategy and risk disclosure in the Fund’s summary section.

Response:	The Fund may invest in China A-Shares as part of its principal investment strategy, which contemplates investment in emerging markets. However, investment in China A-Shares on its own is not a principal investment strategy for the fund. Therefore, the Registrant believes that its current disclosure is adequate and does not believe Item 4 disclosure regarding investment in China A-Shares is necessary or appropriate.

August 12, 2022 Page 9

COMMENT 18:

(Prospectus—Additional Information about the Fund’s Investments—Principal Investments)

Under “Emerging Markets,” it states that “[p]olitical and economic structures in many emerging markets may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries.” Please explain how this is consistent with the Fund’s focus on “long-term compounders.”

Response:	The Registrant does not believe that investment in emerging markets is inconsistent with the Fund’s investment strategy. As part of its identification of long-term compounders, the Subadviser assesses the growth prospects of individual issuers. While investment in those issuers may be subject to heightened risks because they operate in emerging markets, the Subadviser nonetheless deems them to present the potential for growth. Accordingly, the Registrant respectfully declines to revise the disclosure.

COMMENT 19:

(Prospectus—The Adviser—Harbor Capital Advisors, Inc.)

Please clarify the specific role of the Subadviser in managing the Fund’s assets. The Staff notes that the “Adviser” section references both discretionary and non-discretionary subadvisers. Please clarify the role and responsibilities of these subadvisers.

Response:	The Registrant notes that the Subadviser is a discretionary subadviser. The Registrant has clarified this in the disclosure.

COMMENT 20:

(Prospectus—The Adviser—The Subadviser and Portfolio Managers)

With respect to the C WorldWide International Composite’s performance table, please confirm that the net information is shown net of all fees and expenses relating to each account or adjusted to reflect all the Fund’s expenses in the fee table including sales loads. If the net fees are lower than Fund fees and expenses, disclose that the use of the Fund’s expense structure would have lowered the performance results.

August 12, 2022 Page 10

Response:	The Registrant confirms that net information is shown net of all fees and expenses of the Fund as set forth in the fee table and that the Fund’s fees and expenses are higher than the expenses of the accounts in the composite.

COMMENT 21:

(Prospectus—The Adviser—The Subadviser and Portfolio Managers)

In connection with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, please confirm the Fund has the records necessary to support the calculation of the performance.

Response:	The Registrant notes that the Subadviser keeps the records needed to calculate the performance of the composite. The Registrant has reviewed the records necessary to support the performance calculations used in the composite and the Fund could obtain the necessary support from the Subadviser upon request.

COMMENT 22:

(Prospectus—The Adviser—The Subadviser and Portfolio Managers)

If the Fund will have significant exposure to U.S. securities, please explain the use of a comparative index that excludes U.S. securities.

Response:	The Fund does not anticipate having significant exposure to U.S. securities. As a result, the Fund believes it is appropriate to use a comparative index that excludes U.S. securities.

COMMENT 23:

(Prospectus—Additional Information about the Fund’s Investments—Principal Investments)

Please explain why, if there are legal or financial obstacles to purchasing the underlying security directly, an LEPW is virtually certain to be exercised. Please clarify whether these are cash-settled and clarify the statement “[i]f the LEPW is cash-settled... ” as appropriate.

Response:	The Registrant has removed the disclosures regarding LEPWs as it is not anticipated that the Fund will invest in such instruments.

August 12, 2022 Page 11

COMMENT 24:	(SAI—Fundamental Investment Restrictions)

The Fund’s Fundamental Investment Restriction states “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” for the purpose of calculating the concentration threshold. Please remove such disclosure as it is the Staff’s view that privately issued mortgage-backed securities should be considered as a separate industry for purposes of testing compliance with the Fund’s concentration policy.

Response:	The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. Each Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

COMMENT 25:	(SAI—Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that “[t]he percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund’s acquisition of securities or instruments through a Voluntary Action.” Please clarify whether such actions will not violate the Fund’s investment restrictions, fundamental or otherwise, including with respect to the 15% limit for illiquid investments mentioned in Non-Fundamental Investment Restrictions.

August 12, 2022 Page 12

Response:	The Registrant notes that the statement applies to Elective Investment Restrictions, which exclude fundamental investment restrictions and other restrictions imposed by the Investment Company Act and rules thereunder (including the 15% limit on illiquid investments).

COMMENT 26:	(SAI – The Portfolio Managers)

Please revise the “Other Accounts Managed” section to be in conformity with Form N-1A Item 20(a)(4). In particular, please describe material conflicts between the investment strategy of the Fund and the investment strategy of other accounts managed by the portfolio manager and material conflicts in the allocation of investment opportunities between the Fund and other accounts managed by the portfolio manager (rather than the Subadviser as a whole).

Response:	The disclosure has been revised in response to this comment and is set forth in the Appendix below.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

August 12, 2022 Page 13

Appendix

COMMENT 1:

Fees and Expenses of the Fund:

August 12, 2022 Page 14

COMMENT 3:

Principal Investment Strategy:

The Subadviser also may consider selling a security if the Subadviser develops alternative investment ideas ~~have been developed~~ and in order to meet redemption requests.

COMMENT 4:

Principal Investment Strategy:

A company is considered a “compounder” if, in the Subadviser’s view, it is expected to experience sustainable growth and compound its earnings over the long-term (generally five years or more).

COMMENT 7:

Principal Investment Strategy:

The Subadviser’s approach to portfolio selection is based on fundamental research informed by visiting companies, participating in investment workshops and seminars, generating proprietary research and reviewing third-party research. The Subadviser’s fundamental evaluation of stocks is dependent on a combination of factors, including risk return considerations, market sentiment and economic data.

COMMENT 8:

Principal Investment Strategy:

The Subadviser’s assessment of a company’s business practices includes a consideration of environmental, social and governance (“ESG”) factors. In incorporating ESG factors into its investment process, the Subadviser seeks to identify sustainable growth companies that follow good business practices. In the Subadviser’s view, these are companies with strong corporate governance practices and ethics, laying the foundation for a sustainable business model. The Subadviser’s assessment is based on its internal research as well as third-party data. The key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the business of each issuer.

August 12, 2022 Page 15

COMMENT 11:

Principal Risks:

Premium/Discount Risk: The market price of the Fund’s shares will generally fluctuate in accordance with changes in the Fund’s net asset value as well as the relative supply of and demand for shares on the Exchange. The Adviser cannot predict whether shares will trade below, at or above their net asset value because the shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related, but not identical, to the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. This may result in the Fund’s shares trading significantly above (premium) or below (discount) the Fund’s net asset value, which will be reflected in the intraday bid/ask spreads and/or the closing price of shares as compared to net asst value. However, given that shares can ~~only~~ be purchased and redeemed in Creation Units~~, and only~~ to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Adviser believes that large discounts or premiums to the net asset value of shares should not be sustained. During stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s shares and their net asset value.

COMMENT 26:

CONFLICTS OF INTEREST

~~C WorldWide provides advisory services to other clients~~The Fund’s portfolio managers manage other accounts which invest in securities of the same type in which the Fund invests. The Subadviser is aware of its obligation to ensure that when orders for the same securities are entered on behalf of the Fund and other accounts, the Fund receives fair and equitable allocation of these orders, particularly where affiliated accounts may participate. The Subadviser attempts to mitigate potential conflicts of interest by adopting policies and procedures regarding trade execution, brokerage allocation and order aggregation which provide a methodology for ensuring fair treatment for all clients in situations where orders cannot be completely filled or filled at different prices.

Conflicts of interest among the Fund and ~~the Subadviser’s other clients~~other accounts managed by the portfolio managers may exist, which include, but are not limited to, those described below.

August 12, 2022 Page 16

Differences in payment structures between the Fund and ~~the Subadviser’s~~ other ~~clients~~accounts involve a conflict of interest. Other clients may have investment objectives that are similar to, or overlap to a greater or lesser extent, with those of the Fund. It is the policy of the Subadviser to allocate investment opportunities fairly and equitably among the Fund and other clients, where applicable, to the extent possible over a period of time and in each case in a manner consistent with the Subadviser’s obligations under applicable law.

As a general rule, investment opportunities will be allocated ~~among those~~between the Fund and other accounts managed by the portfolio managers for which participation in the respective opportunity is considered appropriate pro rata based on the relative capital size of the accounts. However, the pro rata principle is deviated from in order to take into account cost efficiency for smaller clients. In addition, other considerations may be taken into consideration, including legal or regulatory restrictions, including those that may arise in non-U.S. jurisdictions and such other factors considered relevant. Such considerations may result in allocations among the fund and one or more other clients on other than a pro rata basis.

The portfolio managers will devote as much of their time to the activities of the Fund as they deem necessary and appropriate. The portfolio managers are not restricted from providing services to other clients even though such activities may involve substantial time and resources of the portfolio managers. These activities could be viewed as creating a conflict of interest in that the time and effort of the portfolio managers will not be devoted exclusively to the business of the Fund but will be allocated between the business of the Fund and such other activities.